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                                   Filed by Hewlett Packard, Inc. Pursuant to
                                   Rule 425 Under the Securities Act of 1933
                                   Subject Company: Bluestone Software, Inc.
                                   Commission File No.: 000-26613

HP TO ACQUIRE BLUESTONE SOFTWARE

XML AND MOBILE TECHNOLOGIES BOLSTER INTERNET INFRASTRUCTURE OFFERINGS

PALO ALTO, Calif. & PHILADELPHIA--(BUSINESS WIRE)--Oct. 24, 2000-- Hewlett-Packard Company (NYSE:HWP - NEWS) and Bluestone Software, Inc. (Nasdaq:BLSW - NEWS) today announced the companies have reached a definitive agreement under which HP will acquire Bluestone in a stock-for-stock strategic transaction. Bluestone is a leading provider of Internet software platforms, tools and technologies for business-to-business, business-to-consumer and mobile Internet transactions.

With this acquisition, HP significantly expands its Internet software portfolio by adding Bluestone's acclaimed J2EE and XML application servers and tools -- enabling customers to develop and deploy applications and services that take advantage of the emerging services-based computing model.

HP's existing Internet software portfolio includes integrated service management (OpenView), security software (Praesidium), quality of service provisioning (WebQoS), high availability software (MC/ServiceGuard), voice-enabling technologies (OpenCall), Internet service tracking and billing solutions (Smart Internet Usage); as well as e-services integration technologies such as e-speak and Changengine.

Bluestone's software will become the integrating platform for HP's current software offerings and will serve as the core of HP's next-generation software strategy by leveraging the combined platform's advanced XML, e-services and mobile technology capabilities.

Under the terms of the agreement, Bluestone shareowners will receive 0.2433 pre-split shares of HP common stock for each share of Bluestone common stock. The transaction is expected to be accretive in HP's fiscal year 2001 on a cash EPS basis. The transaction is intended to be tax-free to Bluestone's shareowners and to be accounted for as a purchase. The completion of the transaction is subject to closing conditions and the approval of Bluestone shareowners. Upon completion of the transaction, Bluestone will become a wholly owned subsidiary of HP.

Bluestone's standards-based J2EE and XML application server technology, along with the industry's first Java(TM) transaction service, will form the core of HP's middleware offering. With this solution, customers will be able to develop, integrate, deploy, and manage J2EE and XML applications and services across the enterprise, across trading community partners, and across interactions and transactions with customers using mobile appliances and devices. HP Consulting will develop a set of implementation and integration services in support of Bluestone's technologies.

"A new generation of Internet software is being developed to help companies participate in the emerging services-based model of computing," said Bill Russell, vice president and general manager of HP Software and Solutions Organization. "By adding Bluestone's technologies to our portfolio, we're enabling our customers to capitalize on this next wave of business and technology transformation."

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"Bluestone has been the technology leader in the Web application server market for the last two years," said P. Kevin Kilroy, chairman and CEO of Bluestone Software, "And in July, through our acquisition of Arjuna Solutions, we became the leader in the new world of distributed Internet transactioning -- technology essential to ensuring the integrity of Internet initiated transactions. By joining HP, we add new capabilities to our technology suite and dramatically expand our reach through HP's world-class sales, services and support organization."

"No one else can offer customers what Bluestone and HP together bring to the emerging e-services marketplace," added Kilroy. "With this acquisition, HP will be able to offer customers a complete, flexible, technology-leading platform for Internet applications and services."

About Bluestone

Bluestone(R) Software, Inc. is a leader in business-to-Web and wireless technologies. Companies deploying e-business applications, like Avnet, Food.com, Planalytics, Reliance National, and Time Inc., rely on Bluestone's Total-e-Business(TM) platform to provide comprehensive e-business platforms, Internet-class infrastructures, and robust integration services that e-business success demands.

Bluestone is headquartered in Philadelphia, Pennsylvania. For more information, please visit HTTP://WWW.BLUESTONE.COM.

About HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to individuals and businesses through simple appliances, useful e-services and an Internet infrastructure that's always on.

HP has 86,000 employees worldwide and had total revenue from continuing operations of $42.4 billion in its 1999 fiscal year. Information about HP and its products can be found on the World Wide Web at HTTP://WWW.HP.COM/.

Note to Editors: Java is a U.S. trademark of Sun Microsystems, Inc.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; and other risks that are described from time to time in HP's and Bluestone's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K for the year ended Oct. 31, 1999, Bluestone's annual report on Form 10-K for the year ended Dec. 31, 1999, and subsequently filed reports. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, HP's or Bluestone's results could differ materially from HP's or Bluestone's expectations in these statements. Neither HP nor Bluestone intend to update these forward-looking statements. Investors and security holders of both HP and Bluestone are advised to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by HP and Bluestone. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by HP and Bluestone with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at HTTP://WWW.SEC.GOV/. The proxy

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statement/prospectus and these other documents may also be obtained for free from HP and Bluestone.

Bluestone and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Bluestone's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Bluestone's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at HTTP://WWW.SEC.GOV/ and from Bluestone.

CONTACT:
     HP
     Nam LaMore, 408/447-8782
     NAM_LAMORE@HP.COM
            or
     Bluestone Software
     Susan D'Elia, 650/344-1260
     SDELIA@BLUESTONE.COM